AEM SPA


a2a
energie in comune




10015200

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

February 4, 2010

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,



Maria Angela Nardone

Encl.



A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu



FILE NO. 82-4911

Press Release – 4 February 2010

The Supervisory Board and the Management Board have examined the 2009 preliminary results and the Industrial Plan of the A2A Group

Important industrial and strategic goals were achieved during the year 2009

The operating performance was positive, which, even in a significantly negative macroeconomic context, allowed partial recovery of the negative effects for approximately 100 million euros, deriving from non-industrial factors (the loss of CIP 6 incentives and other non-recurring factors); the Gross Operating Margin (EBITDA) of the 2009 preliminary results totals approximately 1,020 million euros, a fall of 48 million euros compared to 2008

In the five-year period 2010-2014, an average annual growth of the EBITDA higher than 7% and a cash flow generation equal to 1.9 billion euros before the dividend distribution is expected.

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The Supervisory Board and the Management Board today examined the operating results relative to the year 2009 and the Industrial Plan 2010-2014 prepared by the company management.

The preliminary results relative to the year 2009 show a Gross Operating Margin that should total around 1,020 million euros (-4.5% compared to the previous year) and a negative net financial position equal to 4,660 million euros (3,484 at the end of 2008). The latter figure incorporates, in addition to the positive cash flow of the ordinary operations, the effects connected to investments totalling 1,070 million euros, the dividend distribution for over 300 million euros and the payment of fiscal charges relative to the so-called "tax moratorium" for over 280 million euros.

During the year 2009, in addition to the good operating performance, the Group also achieved important industrial and strategic goals. Among them, the following should be given a special mention:

- The acquisition of 43.7% of the Montenegrin EPCG (September 2009), an electricity company with 895 MW of installed capacity (77% from hydro-electric sources) and over 300,000 customers served;
- The consolidation in the Group perimeter, starting from July 2009, of the Monfalcone thermoelectric plant (with oil and coal-fired units for a total of 916 MW) and of the



hydroelectric plants in Calabria (484 MW), on the outcome of the agreements reached with EON as regards the ex-associated company Endesa Italia.

During 2009 the integration process among the companies that merged into A2A at the start of 2008 was carried on, with particular attention to the organizational issues and the unification of the IT platforms. The perimeter of the Group shrank by 15 subsidiaries through rationalization. During the year, shareholdings relative to 12 companies were also disposed of.

*** *** ***

In the period 2010-2014 the A2A Group will concentrate its development activities in Italy (and abroad) in the environmental sector (waste cycle) and the district heating sector through the development of cogeneration plants. The potential demand in these sectors is significantly higher compared to the plant-engineering offer and the A2A Group enjoys a significantly competitive edge, even from the technological point of view, over its main competitors.

In the energy sector, the investments included in the previous Plan will be reduced (in particular in the thermoelectric sector) as the situation of an excess of production overcapacity, emphasized by the deep recession of the last months, makes the perspective profitability profile less attractive. A2A will maintain its role as a qualified player in this sector mainly concentrating on renewable sources and those with high energy efficiency (cogeneration and waste-to-energy). The recent investment in Montenegro should be understood from this perspective. Montenegro is a country that will be connected to Italy by an electric undersea cable and where the electricity production mainly derives from hydroelectric source, with strong potential for further developments.

The maintenance of the management of the electricity and gas distribution networks in the Lombardy area, where A2A excels for the quality of services on the territory, completes the profile of the activities on which the Group will concentrate in the next five-year period.

The new Industrial Plan sets out:

- **investments** in the period equal to approximately 2.6 billion euros. This figure includes the effects of the anticipated consolidation of the Montenegrin EPCG for over 400 million euros, net of which the investments are reduced by approximately 500 million euros compared to the forecast of the previous Plan;
- an annual average growth rate of the **Gross Operating Margin** equal to approximately 7.5% compared to the 2009 preliminary results;
- ***non-strategic assets disposals*** for approximately 500 million euros to be carried out during 2010;
- **a cash flow generation,** before the dividend distribution, equal to approximately 1.9 billion euros.

Reducing the current debt position is one of the main objectives of the approved Plan. This goal will be made consistent with a **dividend policy** in line with that set out in the previous Plan. This may be achieved also through further extraordinary operations aimed at the disposal of non-strategic assets or at transforming financial holdings into industrial activities, which thereafter will



contribute to an additional growth of the Gross Operating Margin, on top of what currently estimated.

*** *** ***

Communication and Public Relations – Media Relations
Tel. 02 7720.4582 - ufficiostampa@a2a.eu

Investor Relations
Tel. 02 7720.3879 - ir@a2a.eu

www.a2a.eu

Obligations to inform the public provided for by Consob deliberation no. 11971 dated 14.5.1999 and subsequent modifications